UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

897837100

(CUSIP Number)

LB 2, LLC

2560 East Chapman Avenue #173

Orange, CA 92869

Attention: Manager

With a copy to:

Ryan C. Wilkins, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 897837100	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 61,182,144
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 61,182,144
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,182,144
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	The percentage owned is based on 53,691,225 shares of Common Stock outstanding as of May 4, 2015 as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2015.

13D

CUSIP No. 897837100	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 62,203,589
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 62,203,589
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,203,589
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 53,691,225 shares of Common Stock outstanding as of May 4, 2015 as reported by the Issuer in its Schedule 14C filed with the Commission on May 19, 2015.

13D

CUSIP No. 897837100	Page 4 of 5 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2015 (the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Shares”), of the Company. This Amendment No. 1 reflects revised information regarding the beneficial ownership of Vincent C. Smith. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Based on the Company’s Information Statement on Schedule 14C filed with the Commission on May 19, 2015 (the “Information Statement”), 53,691,225 Shares were outstanding as of May 4, 2015. The stockholder consent referred to in the Information Statement (the “Stockholder Consent”) approved an increase in the number of authorized Shares. Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, the Stockholder Consent became effective on June 8, 2015, at which time the increase in the number of authorized Shares became effective, resulting in the Series C Preferred becoming eligible to be converted into Shares and the Warrants becoming eligible to be exercised for Shares. Prior to June 8, 2015, the Reporting Persons did not have the right or ability to convert the Series C Preferred into Shares or exercise the Warrants for Shares because there were insufficient authorized Shares to allow for the conversion. As a result of the effectiveness of the Stockholder Consent, the Reporting Persons acquired beneficial ownership of 60,300,000 Shares as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. LB 2 additionally beneficially owns 882,144 Shares and Mr. Smith beneficially owns 1,021,445 Shares, making LB 2 the beneficial owner of 53.6% of the Company and Mr. Smith the beneficial owner of 55.3% of the Company. The Shares beneficially owned includes shares of Series C Preferred convertible into Shares and Shares underlying currently exercisable Warrants. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding Shares of the person does not necessarily reflect a person’s actual ownership or voting power with respect to the number of Shares actually outstanding.

(b) LB 2 has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 61,182,144 Shares. Mr. Smith has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 62,203,589 Shares.

(c) Each of LB 2 and Mr. Smith purchased Shares on the open market during the past 60 days as set forth on Schedule A attached hereto and incorporated herein by reference. Except as set forth on Annex A and disclosed in Item 4, during the past 60 days, the Reporting Persons effected no transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

13D

CUSIP No. 897837100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2015

Vincent C. Smith /s/ Vincent C. Smith LB 2, LLC

By:	/s/ Vincent C. Smith
Name:	Vincent C. Smith
Title:	Manager

Schedule A

Transactions in Shares During the Past Sixty Days

1.	LB 2, LLC

Nature of the Transaction	Securities Purchased/Sold	Date of Purchase / Sale	Price per Share ($)
Purchase of Common Stock	39,500	5/13/2015	0.1952
Purchase of Common Stock	5,500	5/13/2015	0.194
Purchase of Common Stock	5,000	5/13/2015	0.1904
Purchase of Common Stock	50,000	5/15/2015	0.183
Purchase of Common Stock	29,000	5/15/2015	0.1892
Purchase of Common Stock	5,000	5/15/2015	0.186
Purchase of Common Stock	16,000	5/15/2015	0.1833
Purchase of Common Stock	5,000	5/15/2015	0.1904

2.	Vincent C. Smith

Nature of the Transaction	Securities Purchased/Sold	Date of Purchase / Sale	Price per Share ($)
Purchase of Common Stock	43,300	4/13/2015	0.1492
Purchase of Common Stock	90,095	4/16/2015	0.1451
Purchase of Common Stock	20,000	4/17/2015	0.1705
Purchase of Common Stock	5,000	4/17/2015	0.165
Purchase of Common Stock	10,750	4/17/2015	0.1759
Purchase of Common Stock	14,250	4/17/2015	0.17
Purchase of Common Stock	25,000	4/21/2015	0.1704
Purchase of Common Stock	25,000	4/21/2015	0.1704
Purchase of Common Stock	11,785	4/23/2015	0.1788
Purchase of Common Stock	8,215	4/23/2015	0.1761
Purchase of Common Stock	19,500	4/24/2015	0.1805
Purchase of Common Stock	25,000	4/24/2015	0.1804
Purchase of Common Stock	5,500	4/24/2015	0.1798
Purchase of Common Stock	25,000	5/11/2015	0.1904
Purchase of Common Stock	20,000	5/11/2015	0.1995
Purchase of Common Stock	23,100	5/11/2015	0.1954